UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No.)

FLO Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

339721 10 2
(CUSIP Number)

Peter Heffernan
635 Maple Lane
Niskayuna, NY 12309
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 26, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON:

Peter Heffernan

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

4,770,135

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

4,770,135

10.	SHARED DISPOSITIVE POWER	[_]

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

4,770,135

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (See Instructions)

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.31%

14.	TYPE OF REPORTING PERSON (See Instructions)

IN

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to shares of common stock of FLO Corporation (the “Shares), a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 14000 Thunderbolt Place, Building R, Chantilly, Virginia 20151.

Item 2.	Identity and Background.

(a, b) This statement is being filed by Peter Heffernan. Peter Heffernan’s residence is 635 Maple Lane, Niskayuna, NY 12309.

(c) Peter Heffernan is self-employed.

(d, e) During the last five years, Peter Heffernan has not been convicted in a criminal proceeding (excluding misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Peter Heffernan is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Peter Heffernan acquired the Shares using personal funds. Please see Item 4 for further details.

No borrowed funds were used to purchase the Shares.

Item 4.	Purpose of Transaction.

On December 26, 2008, Peter Heffernan entered into a private assignment and assumption agreement with a third-party whereby he acquired all of the third-party’s rights, obligations, title and interest to and in any of the Issuer’s securities owned by such third-party for $1.00.

Peter Heffernan reserves the right to be in contact with members of the Issuer’s management, the members of the Board of Directors, other significant stockholders and others regarding alternatives that the Issuer could employ to increase stockholder value.

Peter Heffernan reserves the right to effect transactions that would change the number of Shares he may be deemed to beneficially own.

Peter Heffernan reserves the right to act in concert with any other stockholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of actions to the Issuer’s management, the Board of Directors, the Issuer’s stockholders and others.

Item 5.	Interest in Securities of the Issuer.

(a) As of the date hereof, Peter Heffernan may be deemed to beneficially own 4,770,135 shares, or 63.1% of the common stock of the Issuer.  The ownership percentages listed herein are based upon the 2,784,649 shares outstanding as of August 22, 2008, according to the Issuer’s most recent Form 10-Q filing.

(b) Peter Heffernan has the sole power to vote or direct the vote of 4,770,135 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 4,770,135 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

(c) The trading dates, number of shares purchased and sold and price per share for all transactions in the shares by the Reporting Persons in the past sixty days are set forth in Exhibit 1.  All purchases and sales listed in Exhibit 1 were effected in private transactions.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

	2.	Exhibit 1: Schedule of Transactions in the Common Stock of the Issuer

After reasonable inquiry and to the best of its knowledge and belief, each of undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 13, 2009	By:	/s/ Peter Heffernan
	Name:	Peter Heffernan

EXHIBIT 1

Transactions in Series B Preferred Stock

Date of Transaction	Number of Shares Purchase/(Sold)	Price per Share
12/26/08(1)	1,668,212(1)	(1)

Transactions in $1.50 Warrants

Date of Transaction	Number of Shares Purchase/(Sold)	Price per Share
12/26/08(1)	555,554(1)	(1)

Transactions in $2.00 Warrants

Date of Transaction	Number of Shares Purchase/(Sold)	Price per Share
12/26/08(1)	555,554(1)	(1)

Transactions in $0.60 Warrants

Date of Transaction	Number of Shares Purchase/(Sold)	Price per Share
12/26/08(1)	1,334,570(1)	(1)

Transactions in Short-Term $0.60 Warrants

Date of Transaction	Number of Shares Purchase/(Sold)	Price per Share
12/26/08(1)	187,498(1)	(1)

Transactions in $0.75 Note Warrants

Date of Transaction	Number of Shares Purchase/(Sold)	Price per Share
12/26/08(1)	234,374(1)	(1)

Transactions in 12% Convertible Notes

Date of Transaction	Number of Shares Purchase/(Sold)	Price per Share
12/26/08(1)	234,373(1)	(1)

(1)  On December 26, 2008, Peter Heffernan entered into a private assignment and assumption agreement with a third-party whereby he acquired all of the third-party’s rights, obligations, title and interest to and in any of the Issuer’s securities owned by such third-party for $1.00.

SK 25147 0001 962110